EXHIBIT 32.1

CERTIFICATION PURSUANT TO RULE 13A-14(B) OR RULE 15D-14(B) OF THE SECURITIES EXCHANGE ACT OF 1934.

     In connection with the Amendment No. 2 to the Annual Report on Form 20-F of B.O.S Better Online Solutions Ltd., a company organized under the laws of the State of Israel (the "COMPANY"), for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "REPORT"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

1. the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.


A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.


By:       /S/ Adiv Baruch               By:       /S/ Nehemia Kaufman
          ---------------                         -------------------
            Adiv Baruch                              Nehemia Kaufman
President and Chief Executive Officer           Chief Financial Officer


Date:  February 28, 2005




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